CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	October 2, 2016	January 3, 2016
Current assets:
Cash and cash equivalents	$60,442	$50,675
Trade accounts receivable	404,268	306,132
Inventories (note 5)	938,261	851,033
Prepaid expenses, deposits, and other current assets	70,440	42,934
Assets held for sale	2,840	2,840
Total current assets	1,476,251	1,253,614
Non-current assets:
Property, plant and equipment	1,080,713	1,044,389
Intangible assets	355,454	336,753
Goodwill	199,081	190,626
Deferred income taxes	—	2,793
Other non-current assets	8,699	6,105
Total non-current assets	1,643,947	1,580,666
Total assets	$3,120,198	$2,834,280
Current liabilities:
Accounts payable and accrued liabilities	$293,112	$232,268
Income taxes payable	9,237	953
Total current liabilities	302,349	233,221
Non-current liabilities:
Long-term debt (note 6)	691,000	375,000
Deferred income taxes	1,789	—
Other non-current liabilities	32,966	37,616
Total non-current liabilities	725,755	412,616
Total liabilities	1,028,104	645,837
Equity:
Share capital	152,642	150,497
Contributed surplus	19,882	14,007
Retained earnings	1,894,733	2,022,846
Accumulated other comprehensive income	24,837	1,093
Total equity attributable to shareholders of the Company	2,092,094	2,188,443
Total liabilities and equity	$3,120,198	$2,834,280

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net sales	$715,026	$674,508	$1,997,183	$2,024,852
Cost of sales	497,587	462,553	1,434,342	1,482,364
Gross profit	217,439	211,955	562,841	542,488
Selling, general and administrative expenses	86,812	78,414	249,649	235,611
Restructuring and acquisition-related costs (note 7)	1,981	4,274	11,511	10,006
Operating income	128,646	129,267	301,681	296,871
Financial expenses, net (note 8(b))	5,962	4,872	13,838	12,583
Earnings before income taxes	122,684	124,395	287,843	284,288
Income tax expense	8,286	1,325	15,496	5,759
Net earnings	114,398	123,070	272,347	278,529
Other comprehensive income, net of related income taxes (note 10):
Cash flow hedges	8,186	(7,499)	23,744	(1,167)
Comprehensive income	$122,584	$115,571	$296,091	$277,362
Earnings per share (note 11):
Basic	$0.49	$0.51	$1.15	$1.15
Diluted	$0.49	$0.50	$1.15	$1.14

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended October 2, 2016 and October 4, 2015
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	11,778	—	—	11,778
Shares issued under employee share purchase plan	40	1,161	—	—	—	1,161
Shares issued pursuant to exercise of stock options	66	1,098	(389)	—	—	709
Shares issued or distributed pursuant to vesting of restricted share units	282	7,470	(12,023)	—	(143)	(4,696)
Shares repurchased for cancellation	(12,193)	(7,584)	—	—	(344,051)	(351,635)
Change in classification of non-Treasury RSUs to equity-settled (note12(b))	—	—	6,234	—	—	6,234
Dividends declared	—	—	275	—	(56,266)	(55,991)
Transactions with shareholders of the Company recognized directly in equity	(11,805)	2,145	5,875	—	(400,460)	(392,440)
Cash flow hedges (note 10)	—	—	—	23,744	—	23,744
Net earnings	—	—	—	—	272,347	272,347
Comprehensive income	—	—	—	23,744	272,347	296,091
Balance, October 2, 2016	231,767	$152,642	$19,882	$24,837	$1,894,733	$2,092,094
Balance January 4, 2015	241,056	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172
Share-based compensation	—	—	9,132	—	—	9,132
Shares issued under employee share purchase plan	37	1,109	—	—	—	1,109
Shares issued pursuant to exercise of stock options	748	10,498	(3,420)	—	—	7,078
Shares issued or distributed pursuant to vesting of restricted share units	1,013	19,031	(19,031)	—	—	—
Dividends declared	—	—	66	—	(47,682)	(47,616)
Transactions with shareholders of the Company recognized directly in equity	1,798	30,638	(13,253)	—	(47,682)	(30,297)
Cash flow hedges (note 10)	—	—	—	(1,167)	—	(1,167)
Net earnings	—	—	—	—	278,529	278,529
Comprehensive income	—	—	—	(1,167)	278,529	277,362
Balance, October 4, 2015	242,854	$138,863	$16,718	$(7,575)	$1,981,231	$2,129,237

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Cash flows from (used in) operating activities:
Net earnings	$114,398	$123,070	$272,347	$278,529
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12 (a))	40,158	24,302	131,155	102,766
	154,556	147,372	403,502	381,295
Changes in non-cash working capital balances:
Trade accounts receivable (note 8(c))	63,437	25,270	(67,923)	(201,198)
Income taxes	6,059	5,981	6,264	1,660
Inventories	770	(4,634)	(7,842)	84,967
Prepaid expenses and deposits other current assets	4,036	5,040	(2,065)	207
Accounts payable and accrued liabilities	(3,038)	11,449	35,326	(16,393)
Cash flows from operating activities	225,820	190,478	367,262	250,538
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(39,716)	(40,538)	(102,831)	(188,934)
Purchase of intangible assets	(1,265)	(1,710)	(8,541)	(4,163)
Business acquisitions (note 4)	(47,357)	70	(156,835)	(103,800)
Proceeds on disposal of assets held for sale and property, plant and equipment	—	1,001	631	2,147
Cash flows used in investing activities	(88,338)	(41,177)	(267,576)	(294,750)
Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facilities	(347,000)	(131,000)	(284,000)	63,000
Proceeds from term loan	—	—	300,000	—
Proceeds from issuance of notes	300,000	—	300,000	—
Dividends paid	(18,052)	(15,787)	(55,991)	(63,707)
Proceeds from issuance of shares	509	561	1,757	8,083
Repurchase and cancellation of shares	(67,002)	—	(351,635)	—
Cash flows from (used in) financing activities	(131,545)	(146,226)	(89,869)	7,376
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(66)	(564)	(50)	(1,165)
Net increase (decrease) in cash and cash equivalents during the period	5,871	2,511	9,767	(38,001)
Cash and cash equivalents, beginning of period	54,571	44,586	50,675	85,098
Cash and cash equivalents, end of period	$60,442	$47,097	$60,442	$47,097
Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$3,191	$2,719	$7,894	$6,706
Income taxes, net of refunds	865	(1,296)	4,738	4,526

Supplemental disclosure of cash flow information (note 12)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended October 2, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and nine months ended October 2, 2016 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2015 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 2, 2016.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters of the calendar year.

(c) Initial application of amended accounting standard in the reporting period:
On July 4, 2016, the Company early adopted the amendments to IFRS 2 which were issued by the IASB on June 20, 2016, with effect as at January 3, 2016. The amendments clarify how to classify and measure certain types of share-based payment transactions, including share-based payment transactions with a net settlement feature for withholding tax obligations. The adoption of the amendments to IFRS 2 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the

QUARTERLY REPORT - Q3 2016 P.5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITIONS:

Peds Legwear, Inc.
On August 22, 2016, the Company acquired a 100% interest in Peds Legwear, Inc. (Peds) for a total consideration of $51.4 million (net of cash acquired and income tax liabilities assumed), of which $47.4 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Excluding the income tax liabilities and other non-operational liabilities assumed, the gross consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired and liabilities assumed, which the Company expects to finalize by the end of the second quarter of fiscal 2017. Goodwill is attributable primarily to Peds' assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The operating results of Peds are included in the Branded Apparel segment. The consolidated results of the Company for fiscal 2016 include net sales of $9.6 million and net earnings of nil relating to Peds' results of operations since the date of acquisition.

QUARTERLY REPORT - Q3 2016 P.6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS (continued):

Alstyle Apparel, LLC

On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries (Alstyle) for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired and liabilities assumed, which the Company expects to finalize by the end of fiscal 2016. Goodwill is attributable primarily to Alstyle's assembled workforce, which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The operating results of Alstyle are included in the Printwear segment. The consolidated results of the Company for fiscal 2016 include net sales of $58.2 million and net earnings of $1.3 million relating to Alstyle’s results of operations since the date of acquisition.

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

	Peds	Alstyle	Total
Assets acquired:
Trade accounts receivable	$11,821	$19,113	$30,934
Inventories	16,864	62,783	79,647
Prepaid expenses, deposits and other current assets	1,180	3,831	5,011
Property, plant and equipment	5,926	25,734	31,660
Intangible assets (1)	24,900	7,500	32,400
	60,691	118,961	179,652

Liabilities assumed:
Accounts payable and accrued liabilities	(13,683)	(11,629)	(25,312)
Income taxes payable	(1,960)	—	(1,960)
	(15,643)	(11,629)	(27,272)

Goodwill	6,309	2,146	8,455
Net assets acquired at fair value	$51,357	$109,478	$160,835

Cash consideration paid at closing, net of cash acquired	47,357	109,478	156,835
Balance due	4,000	—	4,000
	$51,357	$109,478	$160,835
(1) The intangible assets acquired are comprised of customer relationships and trademarks.

If the acquisitions of Peds and Alstyle were accounted for on a pro forma basis as if they had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the nine months ended October 2, 2016 would have been $2,116.4 million and $278.3 million, respectively. These pro forma figures have been estimated based on the results of Alstyle's and Peds' operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisitions, as if the acquisitions occurred on January 4, 2016, and should not be viewed as indicative of the Company’s future results.

QUARTERLY REPORT - Q3 2016 P.7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	October 2, 2016	January 3, 2016

Raw materials and spare parts inventories	$122,372	$119,826
Work in progress	63,858	54,737
Finished goods	752,031	676,470
	$938,261	$851,033

6. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		October 2, 2016	January 3, 2016

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	1.6%	$5,000	$375,000	April 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	1.5%	86,000	—	March 2018
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	2.2%	300,000	—	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	—	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	—	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	—	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	—	August 2026
		$691,000	$375,000

(1)	Represents the effective interest rate for the nine months ended October 2, 2016, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $25.6 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(3)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
During July 2016, the Company entered into a Note Purchase Agreement and subsequently issued unsecured notes for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

During the three months ended October 2, 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to fix the floating rate exposure on certain long term debt agreements. A $50 million 7-year floating-to-fixed interest rate swap maturing in August 2023 is converting the interest rate on the second series of notes above to an all-in fixed rate of 2.71%, and a $50 million 10-year floating-to-fixed interest rate swap maturing in August 2026 is converting the interest rate on the fourth series of notes above to an all-in fixed rate of 2.92%. In addition, $150 million of 5-year floating-to-fixed interest rate swaps maturing in June 2021 are converting the LIBOR component of a portion of the term loan above to a fixed rate of 0.96%.

QUARTERLY REPORT - Q3 2016 P.8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT (continued):

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at October 2, 2016.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Employee termination and benefit costs	$514	$1,302	$1,873	$3,902
Exit, relocation and other costs	32	2,996	5,789	5,056
Loss (gain) on disposal of property, plant and equipment	—	(262)	623	(262)
Remeasurement of contingent consideration in connection with a business acquisition	228	196	533	591
Acquisition-related transaction costs	1,207	42	2,693	719
	$1,981	$4,274	$11,511	$10,006

Restructuring and acquisition-related costs for the nine months ended October 2, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, costs incurred in connection with the acquisitions of Alstyle and Peds, and costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the nine months ended October 4, 2015 related primarily to costs incurred in connection with the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Depreciation of property, plant and equipment	$32,036	$28,356	$91,928	$80,966
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	(3,929)	(3,499)	261	(1,596)
Depreciation of property, plant and equipment included in net earnings	28,107	24,857	92,189	79,370
Amortization of intangible assets, excluding software	4,684	4,678	13,393	13,687
Amortization of software	804	710	2,402	2,120
Depreciation and amortization included in net earnings	$33,595	$30,245	$107,984	$95,177

Property, plant and equipment includes $52.6 million (January 3, 2016 - $75.6 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

QUARTERLY REPORT - Q3 2016 P.9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Interest expense on financial liabilities recorded at amortized cost	$3,815	$2,262	$8,652	$5,777
Bank and other financial charges	2,227	994	4,323	2,920
Interest accretion on discounted provisions	84	82	251	244
Foreign exchange (gain) loss	(164)	1,534	612	3,642
	$5,962	$4,872	$13,838	$12,583

(c) Sales of trade accounts receivable:
In June 2016, the Company entered into a receivables purchase agreement with a third party financial institution, whereby the Company may continuously sell trade receivables of certain designated customers to the third party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The receivables purchase agreement, which allows for maximum sales of $100 million of accounts receivables at any one time, expires on June 26, 2017, subject to annual extensions. As at October 2, 2016, trade accounts receivables being serviced under the agreement amounted to $79.9 million.
All receivables sold under this agreement are removed from the consolidated statements of financial position as the sale of the receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer, which was not significant for the three and nine months ended October 2, 2016, is recorded in financial expenses in the consolidated statements of earnings.

QUARTERLY REPORT - Q3 2016 P.10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	October 2, 2016	January 3, 2016

Financial assets
Amortized cost:
Cash and cash equivalents	$60,442	$50,675
Trade accounts receivable	404,268	306,132
Financial assets included in prepaid expenses, deposits, and other current assets	22,024	25,140
Long-term non-trade receivables included in other non-current assets	1,149	2,372
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	23,754	4,034
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	—	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$285,050	$230,739
Long-term debt - bearing interest at variable rates	491,000	375,000
Long-term debt - bearing interest at fixed rates (1)	200,000	—
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	1,161	1,529
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	15	—
Contingent consideration (2)	6,886	5,919

(1)	The fair value of the long-term debt bearing interest at fixed rates was $200.7 million as at October 2, 2016.

(2)	The contingent consideration is included in accounts payable and accrued liabilities as at October 2, 2016 (other non-current liabilities as at January 3, 2016).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances.

QUARTERLY REPORT - Q3 2016 P.11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017, or December 31, 2017, as applicable per the terms of the agreement. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities as at October 2, 2016 (other non-current liabilities as at January 3, 2016). The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps entered into during the second quarter of fiscal 2016, to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2016 P.12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$204	$470	$142	$865
Commodity price risk	9,287	(7,784)	24,983	(5,691)
Interest rate risk	626	—	626	—

Income taxes	(2)	(5)	(2)	(9)

Amounts reclassified from OCI to inventory, related to commodity price risk	(1,701)	501	(1,484)	4,916

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	688	(461)	575	(1,067)
Selling, general and administrative expenses	(434)	139	(724)	139
Financial expenses, net (1)	(484)	(367)	(377)	(332)
Income taxes	2	8	5	12
Other comprehensive income (loss)	$8,186	$(7,499)	$23,744	$(1,167)

(1)	The amount reclassified from OCI to net earnings included a loss of $72 related to interest rate risk for the three and nine months ended October 2, 2016.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and nine months ended October 2, 2016.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and nine months ended October 2, 2016.

For the three and nine months ended October 2, 2016, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at October 2, 2016, accumulated other comprehensive income of $24.8 million consisted of net deferred gains on commodity forward, option, and swap contracts of $22.3 million, net deferred gains on forward foreign exchange contracts of $1.9 million, and net deferred gains on interest rate swap contracts of $0.6 million. Approximately $20.5 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2016 P.13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net earnings - basic and diluted	$114,398	$123,070	$272,347	$278,529

Basic earnings per share:
Basic weighted average number of common shares outstanding	231,924	242,257	236,686	241,824
Basic earnings per share	$0.49	$0.51	$1.15	$1.15

Diluted earnings per share:
Basic weighted average number of common shares outstanding	231,924	242,257	236,686	241,824
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	791	1,806	765	1,989
Diluted weighted average number of common shares outstanding	232,715	244,063	237,451	243,813
Diluted earnings per share	$0.49	$0.50	$1.15	$1.14

Excluded from the above calculation for the three months ended October 2, 2016 are 858,153 stock options (2015 - 282,737) and 7,500 Treasury RSUs (2015 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended October 2, 2016 are 858,153 stock options (2015 - 282,737) and 7,500 Treasury RSUs (2015 - 61,919) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Depreciation and amortization (note 8(a))	$33,595	$30,245	$107,984	$95,177
Restructuring charges related to property, plant and equipment (note 7)	—	(262)	623	(262)
Loss on remeasurement of contingent consideration in connection with a business acquisition (note 7)	228	196	533	591
Loss on disposal of property, plant and equipment and intangible assets	467	114	2,216	98
Share-based compensation	3,997	3,322	11,891	9,236
Deferred income taxes	1,781	(2,663)	4,649	342
Unrealized net (gain) loss on foreign exchange and financial derivatives	(146)	(75)	1,328	162
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	(128)	983	3,187	4,526
Other non-current assets	(1,301)	2,221	(2,594)	2,729
Other non-current liabilities	1,665	(9,779)	1,338	(9,833)
	$40,158	$24,302	$131,155	$102,766

QUARTERLY REPORT - Q3 2016 P.14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Dividends declared included in dividends payable	$—	$—	$—	$(16,091)
Shares repurchased for cancellation	14,660	—	—	—
Change in classification of non-Treasury RSUs to equity-settled (1)	—	—	6,234	—
Withholding taxes payable pursuant to the settlement of non-Treasury RSUs	(4,696)	—	(4,696)	—
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(5,535)	917	(8,547)	(3,316)
Proceeds on disposal of property, plant and equipment included in other current assets	(144)	21	(667)	(377)
Balance due on business acquisition	(4,000)	—	(4,000)	—
Reclassification of contingent consideration from other non-current liabilities to accounts payable and accrued liabilities	(6,886)	—	(6,886)	—
Settlement of pre-existing relationship	—	—	—	8,378
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	89	4	275	66
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	6,996	14,834	7,859	22,451

(1)	As at January 3, 2016, all non-Treasury RSUs are accounted for as equity-settled awards. As a result, the Company reclassified
$6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 3, 2016 of non-Treasury RSU awards previously accounted for as cash-settled awards. This reclassification did not result in the recognition of incremental share-based compensation expense.

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q3 2016 P.15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 50 countries across North America, Europe, Asia-Pacific, and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2015 audited annual consolidated financial statements.

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Segmented net sales:
Printwear	$461,904	$440,467	$1,325,281	$1,349,564
Branded Apparel	253,122	234,041	671,902	675,288
Total net sales	$715,026	$674,508	$1,997,183	$2,024,852

Segment operating income:
Printwear	$123,356	$124,361	$319,483	$321,810
Branded Apparel	29,548	30,203	61,486	51,804
Total segment operating income	$152,904	$154,564	$380,969	$373,614

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$152,904	$154,564	$380,969	$373,614
Amortization of intangible assets, excluding software	(4,684)	(4,678)	(13,393)	(13,687)
Corporate expenses	(17,593)	(16,345)	(54,384)	(53,050)
Restructuring and acquisition-related costs	(1,981)	(4,274)	(11,511)	(10,006)
Financial expenses, net	(5,962)	(4,872)	(13,838)	(12,583)
Earnings before income taxes	$122,684	$124,395	$287,843	$284,288

QUARTERLY REPORT - Q3 2016 P.16